Prospectus addendum	Registration Statement Nos. 333-209682 and 333-209682-01
To prospectus dated April 15, 2016 and	Dated June 22, 2017
prospectus supplement dated April 15, 2016	Rule 424(b)(3)

Alerian MLP Index* ETN due May 24, 2024

*with payment at maturity or upon early repurchase based on the VWAP Level of the Index

Please refer to the “Recent Tax Developments” section included in Annex A to this prospectus addendum in connection with recent developments relating to the tax treatment of the Alerian MLP Index ETNs due May 24, 2024 (the “notes”). The “Recent Tax Developments” section supplements the section entitled “Selected Purchase Considerations — Tax Treatment” in the accompanying market-making supplement and replaces the “Recent Tax Developments” section included in Annex A to the prospectus addendum relating to the notes dated December 21, 2016.

Investing in the notes involves a number of risks.

See “Risk Factors” beginning on page PS-16 of the accompanying product supplement and “Selected Risk Considerations” beginning on page MMS-8 of the accompanying market-making supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or the accompanying market-making supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this prospectus addendum together with the accompanying market-making supplement and the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Terms Specific to the Notes” in the market-making supplement.

Market-making supplement no. 1 dated April 18, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012673/dp65044_424b2-amms1.htm

Product supplement no. 6-I dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012645/crt-dp64835_424b2.pdf

Prospectus supplement and prospectus, each dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

June 22, 2017

Annex A

Recent Tax Developments

Recently promulgated regulations under Section 871(m) impose a 30% withholding tax (or a lower rate under an applicable treaty) on certain “dividend equivalents” paid or deemed paid with respect to derivatives linked to U.S. stocks or indices that include U.S. stocks under certain circumstances, even in cases where the derivatives do not provide for payments explicitly linked to dividends. In general, this withholding regime applies to derivatives that substantially replicate the economic performance of one or more underlying U.S. stocks, as determined on the derivatives’ issue date, based on one of two tests set forth in the regulations. Moreover, the applicable Treasury regulation generally requires a “look through” of certain partnerships (“Covered Partnerships”) that own stock of U.S. corporations. We understand that many of the Index Components own stock of U.S. corporations. Accordingly, the applicable Treasury regulation can deem non-U.S. investors to be receiving dividend equivalents in respect of those underlying U.S. stocks even if no payments on the notes are directly traceable to any such dividends.

The regulations provide certain exceptions to the withholding requirements, for example for derivatives linked to “qualified indices”. This regime will generally apply to instruments that have a delta of one issued beginning in 2017. The Notice excludes certain ETNs from the regime until 2020; the notes are not currently among the list of excluded ETNs. We cannot predict whether the notes will be added to the list in the future, and the remainder of this discussion assumes that they have not been so added.

If you are a non-U.S. person who acquires a note after December 31, 2016, notes held by you may be subject to the regime, unless it is determined that the applicable regulations permit an exclusion or exemption. For example, it is possible that we may be able to establish that your notes were issued before 2017, in which case they would be excluded from Section 871(m). Withholding agents may choose, however, to treat notes as ineligible for grandfathering and subject to the application of Section 871(m) if you acquire them in or after 2017, pending further clarification, if any.

Alternatively, we believe it is possible that the Index may be characterized as a “qualified index” in a given year, depending on certain factual determinations that cannot be made until sometime during that year, in which case notes issued in that year would be exempt from the regime. We have been advised by counsel that, although the matter is not free from doubt, for the year 2017, the Index should be a “qualified index” under the applicable regulations. Accordingly, notes acquired in 2017 should be exempt from withholding under Section 871(m).

For each year after 2017, because withholding agents may not be able to determine in what year a particular note is considered issued for tax purposes, a determination of whether the Index is a “qualified index” will need to be made for that year.

If we are unable to obtain an opinion that the Index is a “qualified index” for any given year after 2017, we intend to provide an estimate of the aggregate quarterly dividend amounts in that year that we will set so that we believe it is highly likely to equal or exceed the aggregate amounts actually paid on U.S. corporate equity owned by Covered Partnerships that are Index Components underlying the note during the applicable quarter. For 2018 (and thereafter, unless we provide a further update to the estimate), this estimate is 0.0375% of the Principal Amount per quarterly Coupon Payment. If this occurs and withholding agents are unable to determine whether your particular notes are grandfathered, you should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amount from each Coupon Payment. Furthermore, if this occurs and if you sell or otherwise dispose of the notes between Coupon Payment Dates, you should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts attributable to the portion of the Coupon Amount that has accrued since the immediately preceding Coupon Payment Date. You should also expect withholding agents to withhold 30% (subject to possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty) of the remaining portion of any actual or accrued Coupon Payments after accounting for estimated dividend equivalent amounts, assuming that these Coupon Payments are not effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI). We intend to make our determination regarding the Index’s status as a “qualified index” in any year available to you. We will not provide any further information concerning the actual dividend equivalent amounts in any year, which may differ from our estimated dividend equivalent amounts in that year.

Withholding agents may withhold even if we are able to determine that the Index is a “qualified index” for any year after 2017 prior to the date that we are able to make that determination. If you are withheld on on the basis of our estimates with respect to any dividend amounts in any year, the actual dividend amounts may not be known until the following year, if at all. Under applicable Treasury regulations, withholding agents who have under-withheld on these dividend amounts may adjust any withholding prior to March 15 of the following year without penalties. If you believe you have been subjected to over-withholding, you may file a claim for a refund or credit from the IRS by filing the appropriate IRS form, as to which you should consult your tax adviser.

If you are a non-U.S. person, you should consult your tax adviser regarding the potential application of Section 871(m) to notes acquired in or after 2017, including possible tax withholding effects on coupons and sales proceeds otherwise payable to you prior to the resolution (if any) of the uncertainties described herein.